April 5, 2011

Ms. Yolanda Crittendon
United States Security and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Omni Ventures, Inc.
SEC File No.: 333-156263

Dear Ms. Crittendon:

In response to your letter dated March 25, 2011 to Daniel Reardon, President of Omni Ventures, Inc., we have amended the Company=s 10-K for fiscal year ended September 30, 2010 and Form 10-Q for the period ended December 31, 2010 and filed those amendments on EDGAR.  In response to your comment letter, with the paragraphs numbers below corresponding to your specific comments,  please be advised as follows:

1.
We have included the omitted language from paragraph 4c in Exhibit 31.1 and 31.2 and omitted the title of the certified individual when identifying such individual at the beginning of the certification.

2.
We have included Exhibit 32 of item 601 of Regulation SK in both the 10-K and the10-Q.  Given the fact that we have included the certifications, it should not impact the effectiveness of our disclosure and control procedures as of September 30, 2010.

3.
We have expanded the disclosure in Note 2 Nature of Operations Summary of Significant Accounting Policies which we now believe comply with the disclosure requirements of FASB ASC 350-30-50-2 through 4.  We chose to begin the amortization with the intangible assets as of January 1, 2011 as opposed to the date the assets were acquired because the Company  acquired the assets in the latter part of November 2010 . The Company spent the latter part  November and  all of December in the process of packaging the inventory, property and equipment and moving it to a new location. The Company  was also setting up inventory and operating systems prior to January 1, 2011. Given all these factors, management in concluded that the logical commencement date for the amortization was January 1, 2011.

4.	We have amended Exhibit 31.1 in accordance with your comments.

We trust that this answers and satisfies in full all of your concerns with respect to the Omni Ventures, Inc. filings.

Very truly yours,

/s/Eric P. Littman
Eric P. Littman
EPL/ica

Yolanda Crittendon.040411.doc